NetApp, Inc.

Shareholder Alert

Voluntary submission by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA.

NetApp, Inc. shareholder since 2011

Vote Against Proposal 6

NetApp just announced that Institutional Shareholder Services recommended a negative vote in regard to Proposal 6 and a negative vote in regard to Director Michael Nevens.

NetApp did not say why Institutional Shareholder Services made these 2 recommendations.

NetApp has not tried to rebut key points in this one-page August 15, 2018 Vote Against Proposal 6 Shareholder alert:

https://www.sec.gov/Archives/edgar/data/1002047/000121465918005557/0001214659-18-005557-index.htm

Vote Against Proposal 6 before September 13th

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote against Proposal 6 by following the instructions provided in the management proxy mailing.